Exhibit 107

Calculation of Filing Fee Tables

Schedule TO
(Form Type)

LIGHTSTONE VALUE PLUS REIT II, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$4,200,000(1)	.0001476	$619.92(2)
Fees Previously Paid
Total Transaction Valuation	$4,200,000(1)
Total Fees Due for Filing			$619.92
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$619.92(2)

(1)	Calculated as the tender offer purchase price of $6.00 per share multiplied by the 700,000 maximum number of shares subject to the tender offer.
(2)
Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.